UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of March 2018

EXFO Inc.

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82---.

On February 28, 2018 following the result of the closing of the second phase of a public tender offer, EXFO Inc., a Canadian corporation, announced it has acquired 97.44% of the share capital and at least 95.07% of the voting rights of Astellia (EURONEXT: ALAST), a global leader in the performance analysis of mobile networks and subscriber experience. The announcement was made at Mobile World Congress, the world's largest gathering for the mobile industry. This report on Form 6-K sets forth the press release issued on February 28, 2018 relating to EXFO's announcement and certain information relating to the transaction being filed in Canada.

The Material Change Report Form contains material information relating to EXFO and are hereby incorporated as documents by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Philippe Morin Name: Philippe Morin Title: Chief Executive Officer

Date: March 2, 2018

FORM 51-102F3
MATERIAL CHANGE REPORT

EXFO Inc. ("EXFO")

ITEM 1:	Name and Address of Company EXFO Inc. 400 Godin Avenue Quebec, Quebec, G1M 2K2 Canada
ITEM 2:	Date of Material Change February 27, 2018.
ITEM 3:	News Release EXFO issued a press release indicating the material change on February 28, 2018 in Canada on Canada NewsWire and in the United States on New York Metro.
ITEM 4:
Summary of Material Change

Following the result of the closing of the second phase of a public tender offer, EXFO raised its ownership to 97.44% of the share capital and at least 95.07% of the voting rights of Astellia (EURONEXT: ALAST). Given that minority shareholders do not represent more than 5% of the share capital or the voting rights of Astellia, EXFO intends to implement a mandatory squeeze-out of the remaining shares and de-list Astellia from the Euronext Paris Exchange.

ITEM 5:
Full Description of Material Change

The public tender offer initiated by EXFO has been strongly received by Astellia's shareholders.
Following the result of the closing of the second phase of a public tender offer, EXFO raised its ownership to 97.44% of the share capital and at least 95.07% of the voting rights of Astellia (EURONEXT: ALAST). Given that minority shareholders do not represent more than 5% of the share capital or the voting rights of Astellia, EXFO intends to implement a mandatory squeeze-out of the remaining shares and de-list Astellia from the Euronext Paris Exchange. The entirety of Astellia's equity is valued at approximately €25.9 million on a fully diluted basis.

The second phase of the public tender offer settlement is expected to take place on March 5, 2018.

The mandatory squeeze-out of the remaining shares will be made at the same price as of the offer of 10€ per Astellia share and is expected to be implemented on March 8, 2018, the expected date of cancellation of the Astellia shares on the Euronext Paris Exchange and shall cover all the Astellia shares not held by EXFO.

ITEM 6:	Reliance on subsection 7.1(2) of Regulation 51-102 Not applicable.
ITEM 7:	Omitted Information Not applicable.
ITEM 8:
Executive Officer

For further information, please contact Mr. Pierre Plamondon, Chief Financial Officer and Vice-President Finance or Benoit Ringuette, General Counsel and Corporate Secretary at 418.683.0211.

ITEM 9:	Date of Report March 2, 2018.

PRESS RELEASE
For immediate release

EXFO acquires Astellia
€25.9 million deal unites telecom industry leaders in fiber optic testing and mobile network performance, creating a new global force in network test, monitoring and analytics

BARCELONA, SPAIN, February 28, 2018 — EXFO Inc. (NASDAQ: EXFO, TSX: EXF), the network test, monitoring and analytics experts, announced the company has acquired 97.44% of the share capital and at least 95.07% of the voting rights of Astellia (EURONEXT: ALAST), a global leader in the performance analysis of mobile networks and subscriber experience, following the closing of the second phase of a public tender offer. The announcement was made at Mobile World Congress, the world's largest gathering for the mobile industry.

With headquarters in Rennes, France, Astellia reported sales of €38.6 million in 2017, and has over 400 employees and more than 120 customers worldwide. The company's solutions and services help mobile network operators improve service quality, maximize operational efficiency, reduce subscriber churn and develop revenues in core network, RAN, LTE and SDN/NFV deployments.

"This is great news for Astellia's and EXFO's respective customers. By joining our strengths and technologies, we are creating unique capabilities to help operators keep pace with a quickly changing industry and ever-increasing consumer expectations," said Germain Lamonde, EXFO's founder and Executive Chairman. "With our combined scale, global market coverage, technologies, strong professional services and deep mobile expertise, EXFO and Astellia are well positioned for the next cycle of investments by mobile network operators. Our customers are transforming their networks to keep up with insatiable consumer demand for more bandwidth and better, faster mobile service."

"Together, EXFO and Astellia are in a stronger position to help operators make the most of their 3G and 4G investments as well as deploy 5G, RAN and C-RAN infrastructures," said Abdelkrim Benamar, Astellia's CEO. "We deliver the automation, troubleshooting, network intelligence and insights into customer experience that are critical to our customers' business performance."

Given that minority shareholders do not represent more than 5% of the share capital or the voting rights of Astellia, EXFO intends to implement a mandatory squeeze-out of the remaining shares and de-list Astellia from the Euronext Paris Exchange. The entirety of Astellia's equity is valued at approximately €25.9 million on a fully diluted basis.

About EXFO
EXFO develops smarter network test, monitoring and analytics solutions for the world's leading communications service providers, network equipment manufacturers and webscale companies. Since 1985, we've worked side by side with our customers in the lab, field, data center, boardroom and beyond to pioneer essential technology and methods for each phase of the network lifecycle. Our portfolio of test orchestration and real-time 3D analytics solutions turn complex into simple and deliver business-critical insights from the network, service and subscriber dimensions. Most importantly, we help our customers flourish in a rapidly transforming industry where "good enough" testing, monitoring and analytics just aren't good enough anymore—they never were for us, anyway. For more information, visit EXFO.com and follow us on the EXFO Blog.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statement that refers to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to timing and nature of customer orders; longer sales cycles for complex systems involving customers' acceptances delaying revenue recognition; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For information:
Vance Oliver Director, Investor Relations 418-683-0913, ext. 23733 vance.oliver@exfo.com	Marie-Christine St-Pierre T: 418-529-3223, ext. 222 M: 418-803-0152 mcstpierre@tactconseil.ca